

September 11, 2012

Via Facsimile
Henry C. Newell
President and Chief Executive Officer
Wausau Paper Corp.
100 Paper Place
Mosinee, Wisconsin 54455

> **Re: Wausau Paper Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2012 and June 30, 2012**
> **Filed May 9, 2012 and August 9, 2012**
> **File No. 001-13923**

Dear Mr. Newell:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements, page 39

Note 2 – Restructuring, page 51

1. Please tell us how you concluded the disposition of your premium Print & Color brands business did not require treatment as a discontinued operation, as of December 31, 2011. In this regard, please provide us with your assessment as to whether this business was a "component of an entity." We also note your decision to classify the Brokaw mill assets as assets held for sale, as of March 31, 2012, in your financial statements included in your Form 10-Q, filed May 9, 2012. Please explain to us why such classification was not

warranted as of December 31, 2011. Please provide all underlying authoritative
accounting literature supporting your positions. We may have additional questions.

Note 7 – Pension and Other Post-retirement Benefit Plans, page 57

2.   We note in 2010 and 2009, the weighted average assumption you used for the "Rate of
       Compensation Increase" in the calculation of your year-end pension benefit and other
       post-retirement benefit obligations and net periodic benefit costs was 4.25%. However,
       in 2011, you indicated such assumption was "n/a." Please explain to us why you
       concluded such assumption was not applicable in 2011.

Signatures, page 88

3.   We note your filing omits the signature of your principal executive officer. Please file an
       amendment to the Form 10-K on Form 10-K/A that includes the entire periodic report
       and all required signatures. Refer to General Instruction D(2)(a) to Form 10-K for further
       guidance.

Exhibit 32.1

4.   We note the certification required by Exchange Act Rule 13a-14(b) identifies the wrong
       periodic report. Please file an amendment to the Form 10-K on Form 10-K/A that
       includes the entire periodic report and a new, corrected certification.

Forms 10-Q for the Fiscal Quarters Ended March 31, 2012 and June 30, 2012

Financial Statements, page 1

Note 1 – Basis of Presentation, page 4

5.   We note you elected to not separately disclose the cash flows related to your discontinued
       operation. Please tell us what consideration you gave to describing cash flows from
       operating, investing and financing activities associated with your discontinued operations
       separately from continuing operations in your "Liquidity and Capital Resources"
       disclosures, as such information is not apparent from your cash flow statement.
       Additionally, please describe how your liquidity is likely to be affected by the absence of
       cash flows (or negative cash flows) associated with your discontinued operations.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, Staff Accountant, at (202) 551-3863, or Jennifer O'Brien, Staff Accountant, at (202) 551-3721, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3311, with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief